UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2021
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.NAME AND ADDRESS OF COMPANY

Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

2.DATE OF MATERIAL CHANGE

July 15, 2021

3.NEWS RELEASE

The news release announcing the material change described herein was issued and disseminated on July 15, 2021 in Canada and the United States through the facilities of a newswire service.

4.SUMMARY OF MATERIAL CHANGE

Methanex Corporation (“Methanex”) and Mitsui O.S.K. Lines, Ltd. (“MOL”) announced that the parties have concluded Key Commercial Terms for the purchase and sale of an equity position in, and the establishment of a strategic partnership involving, Methanex’s Waterfront Shipping (“WFS”) subsidiary.

5.FULL DESCRIPTION OF MATERIAL CHANGE

5.1        FULL DESCRIPTION OF MATERIAL CHANGE

MOL will acquire a 40 percent minority interest in WFS for US$145 million. Methanex will retain the remaining 60 percent majority interest in WFS and continue to operate WFS as a key element of its global supply chain capabilities. There will be no change to Waterfront Shipping’s day-to-day operations due to this transaction, and Paul Hexter will remain President. The definitive agreements are subject to formal approval by MOL’s Board of Directors. The closing is subject to regulatory approval and is expected by the end of the year after all customary conditions are met.

Through this transaction, Methanex, WFS and MOL will establish a strategic partnership, which will enable Methanex and WFS to benefit from MOL’s broad shipping experience to further strengthen its already excellent shipping operations and capabilities.

The strategic partnership strengthens a relationship established over 30 years between Methanex, WFS and MOL who, in 2016 in conjunction with other key partners, jointly built the first ocean-going dual-fuel vessel capable of running on methanol. With Methanex as the world-leading methanol producer, WFS as the world’s leading methanol shipper, and MOL’s vast shipping experience, the parties intend to advance the commercialization of methanol, including renewable methanol, as a viable marine fuel.

5.2        DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.OMITTED INFORMATION

Not applicable.

8.EXECUTIVE OFFICER

For further information, contact:

Kevin Price
General Counsel & Corporate Secretary
604-661-2658

9.DATE OF REPORT

July 22, 2021

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 22, 2021	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary